FILED PURSUANT TO
RULE 424 (B) (3)
REGISTRATION NO: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 9 DATED SEPTEMBER 21, 2010

TO THE PROSPECTUS DATED OCTOBER 28, 2009

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated October 28, 2009, Supplement No. 6 thereto dated July 7, 2010, Supplement No. 7 thereto dated August 18, 2010, and Supplement No. 8 thereto dated September 7, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering; and

•	potential acquisitions of ten self storage facilities.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. As of September 17, 2010, we have received aggregate gross offering proceeds of approximately $178.4 million from the sale of approximately 17.9 million shares in our initial public offering. As of September 17, 2010, approximately 92.1 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond March 17, 2011. We also reserve the right to terminate the initial public offering at any time.

Potential Acquisitions

From September 13, 2010 through September 17, 2010, we entered into purchase and sale agreements for ten additional self storage facilities in four states. We expect to close each of these acquisitions in the fourth quarter of 2010 or the first quarter of 2011. If we complete all of these acquisitions, we will wholly-own 45 self storage facilities located in 15 states (Alabama, Arizona, California, Florida, Georgia, Illinois, Kentucky, Mississippi, Nevada, New Jersey, Pennsylvania, South Carolina, Tennessee, Texas and Virginia), comprising approximately 30,520 units and approximately 3.7 million rentable square feet.

The table below summarizes the information on our ten potential acquisitions:

Property	Date of Purchase and Sale Agreement	Acquisition Price	Year Built/Converted	Approx. Units		Approx. Rentable Sq. Ft. (net)
El Paso – TX	9/13/10	$1,250,000	2010	260	(1)	40,500	(1)
SF Bay Area – Morgan Hill – CA	9/14/10	$6,290,000	1997	490		61,000
SF Bay Area – Vallejo – CA	9/14/10	$7,800,000	2001	860		75,000
SF Bay Area – San Lorenzo – CA	9/14/10	$2,850,000	2000	640		62,000
SF Bay Area – Gilroy – CA	9/14/10	$6,560,000	1999	600		63,500
Las Vegas III – NV	9/15/10	$4,275,000	2005	700		94,000
Chicago – 95th St. – IL	9/17/10	$6,300,000	2002	690		72,000
Chicago – Western Ave. – IL	9/17/10	$1,400,000	2004	570		58,000
Chicago – Ogden Ave. – IL	9/17/10	$4,000,000	2002	740		65,000	(2)
Chicago – Roosevelt Rd. – IL	9/17/10	$1,800,000	2004	445		41,000

Total		$42,525,000		5,995		632,000

(1)	Amount of units and square footage when construction is completed in December 2010.
(2)	Facility has an additional 85,000 rentable square feet of industrial warehouse/office space.

Pursuant to the various purchase agreements, we would be obligated to purchase the various properties only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the properties generally based upon:

•	satisfactory completion of due diligence on the properties and the sellers of the properties;

•	satisfaction of the conditions to the acquisitions in accordance with the various purchase agreements;

•	satisfaction of requirements relating to assumption of any loans; and

•	no material adverse changes relating to the properties, the sellers of the properties or certain economic conditions.

There can be no assurance that we will complete the acquisition of one or any of these properties. In some circumstances, if we fail to complete any of the acquisitions, we may forfeit our earnest money on each of the properties.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions to the consummation of the acquisition of these properties, we cannot make any assurances that the closing of these properties is probable.